CAPAX INC.

July 27, 2017

VIA EDGAR

Mr. Justin Dobbie, Legal Branch Chief

Office of Transportation and Leisure

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:

Capax Inc.

Registration Statement on Form S-1

Filed July 3, 2017

File No. 333-219139

Dear Mr. Dobbie:

By letter dated July 25, 2017, the staff (the “Staff,” “you,” or “your”) of the U.S. Securities & Exchange Commission (the “Commission”) provided Capax Inc. (“Capax” the “Company,” “we,” “us,” or “our”) with its comments on the Company’s Registration Statement (the “Registration Statement”) on Form S-1, filed on July 3, 2017. We are in receipt of your letter and set forth below are the Company’s responses to the Staff’s comments. For your convenience, the questions are listed below, followed by the Company’s response.

General

1. We note that you have included your financial statements in Part II of the registration statement. Please revise to include your financial statements in the prospectus.

1. Response: We have revised to include the financial statements in the prospectus.

Prospectus Cover Page

2. Please refer to footnote 2 of the table on page iii. We note that the first sentence appears incomplete. Please revise as applicable. Please also revise the Use of Proceeds section on page 9 accordingly.

2. Response: We have completed that sentence to footnote 2 of the table on page iii and also on the Use of Proceeds section on page 9.

Prospectus Summary

About Us, page 1

3. We note that you have generated no revenue to date and have no revenue generating operations. Please revise to disclose your cash on hand as of the most recent practicable date, your monthly “burn rate” post-offering and the month you will run out of funds without additional capital. Please also revise to quantify the amount needed to implement your plan of operation as detailed in this section to open two bakery-cafés in the Miami area.

3. Response: Under Prospects Summary “About Us,” we have included a paragraph disclosing the cash we have at hand as of the filing date of this amendment and our burn rate and how long we would be able to stay afloat in the event we do not raise any funds from this offering. We also have quantified the amount needed to implement our plan of operation with at least two bakery-cafes in Miami area breaking it down based on either raising 25% or 50% of funds that is needed to buy or setup one or two bakery-cafes.

Emerging Growth Company, page 2

4. We note your disclosure that you have elected to use the extended transition period for complying with new or revised accounting standards under Section 102(b)(2) of the Jobs Act, however, you have selected the box on the cover page of your filing that you have elected not to use the extended transition period for complying with any new or revised standards. Please reconcile these disclosures.

4. Response: We have corrected the box on the cover page to state that we intend to use the extended transition period for complying with any new or revised standards.

Business Opportunity, page 15

5. The information in the first paragraph appears dated. Please update and revise to clarify what you mean by “year over year sales” and “are at the top.” We also note that the information in the Future Trends section on page 17 and Anticipated Future Trends section on page 21 appear dated. Please revise accordingly.

5. Response: We took out the dated material and inserted the most recent material we found through our research under Business Opportunity on page 15 and Future Trends on page 16 and Anticipated Future Trends on page 21.

Enterprise Valuation Comparison, page 16

6. Please delete all references to Panera Bread, Dunkin Brands and Starbucks Corporation or explain why you believe they are appropriate given your development stage status and lack of operations to date.

6. Response: We deleted the references to Panera Bread, Dunkin Brands and Starbucks Corporation as pointed out by the Commission since as a development stage company our operations cannot be compared with their operations.

Management’s Discussion and Analysis of Financial Statements, page 19

Plan of Operation, page 19

7. Please revise to include a more detailed plan of operation for the next 12 months. In the discussion of each of your planned activities, include specific information regarding each material event or step required to pursue each of your planned activities, including any contingencies such as raising additional funds, and the timelines and associated costs accompanying each proposed step in your business plan. We note that the Use of Proceeds section on page 9 details different funding scenarios. If alternate plan of operations will be pursued at different funding levels (25%, 50%, 75% and 100%), please revise to clarify the differences in each plan of operation.

7. Response: We have elaborated our plan of operations in more detail on page 19 referring to the Use of Funds table and also stating the consequences in the event we cannot raise enough funds from this offering.

Signatures, page 32

8. Please revise the second half of your signature page to include the signature of your controller or principal accounting officer. To the extent the listed signatories are also signing in the aforementioned capacity, please revise to clarify. Refer to Instruction 1 to Signatures on Form S-1.

8. Response: We have revised to clarify that the CEO is also the CFO and the Principal Accounting Officer

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Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

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The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

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The Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very Truly Yours,

/s/I.Andrew Weeraratne

I. Andrew Weeraratne

Chief Executive Officer

7135 Collins Ave, Suite 624

Miami Beach, FL 33141

Tel: 305-865-8193